[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

May 24, 2017

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             GMS Inc.
Registration Statement on Form S-1
Filed May 8, 2017

File No. 333-217758

Dear Ms. Long:

This letter sets forth the response of GMS Inc. (the “Company”) to the comment letter, dated May 23, 2017, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-217758), filed on May 8, 2017 (the “Registration Statement”).  In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.  In addition, attached hereto as Annex A for review by the Staff are various pages from the Registration Statement reflecting revisions to the Company’s disclosure, including in response to the Staff’s comments.

Risk Factors, page 20

Because AEA controls a significant percentage of our common stock, it may . . ., page 36

Sales of a substantial number of shares of our common stock . . ., page 37

1.                                      Please revise to provide the missing share information in these two risk factors.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise the disclosure under these risk factors to complete all blanks.  In order to assist the Staff’s review, Annex A attached hereto includes the disclosure under these risk factors incorporating the Company’s proposed revisions.

Principal and Selling Stockholders, page 65

2.                                      Please revise the table on page 66 to include all information required by Item 507 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise the disclosure in the “Principal and Selling Stockholders” section of the Registration Statement to provide the information required by Item 507 of Regulation S-K.  In order to assist the Staff’s review, Annex A attached hereto includes the “Principal and Selling Stockholders” section incorporating the Company’s proposed revisions, based on 5,000,000 shares of common stock expected to be sold by the selling stockholders (or 5,750,000 shares of common stock if the underwriters exercise their option to purchase additional shares in full).

If you have any questions, please feel free to contact the undersigned at (212) 859-8468.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:                                G. Michael Callahan, Jr. (GMS Inc.)

H. Douglas Goforth (GMS Inc.)

Craig Slivka (Securities and Exchange Commission)

Frank Pigott (Securities and Exchange Commission)

Peter L. Loughran (Debevoise & Plimpton LLP)

Annex A